Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

CellStar Corporation:

We consent to the use of our report dated January 10, 2003, except for the fourth paragraph of note 6, which is as of February 28, 2003 and the fifth paragraph of note 17, which is as of October 19, 2003, with respect to the consolidated balance sheet of CellStar Corporation and subsidiaries as of November 30, 2002, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the two-year period then ended, and the related schedule, incorporated herein by reference from the November 30, 2003 annual report on Form 10-K of CellStar Corporation.

/s/ KPMG LLP

Dallas, Texas

December 22, 2004